Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
[redacted]

06019231

SEC MAIL PROCESSING
RECEIVED
DEC 11 2006
WASH. D.C.
213 SECTION

SUPPL

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 22/2006.

Yours sincerely,
Coloplast A/S

Gunilla

Gunilla Jensen
Corp. Communications & IR

Direct tel.: +45 4911 3621
E-mail: dkguj@coloplast.com

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

B

dlw 12/14

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com

Coloplast

Stock Exchange Announcement No. 22/2006
Humlebæk, 24 November 2006

UK healthcare reform – new consultation papers

The Department of Health (DH) in the UK has issued two consultation papers addressing reimbursement pricing of stoma and incontinence appliances as well as remuneration of services.

In 2005 and 2006, the British Department of Health published a number of consultation papers addressing the arrangements for the provision of stoma and incontinence appliances and related services.

The Department of Health is now, as mentioned in our previous announcements, addressing reimbursement pricing of stoma and incontinence appliances as well as remuneration of services related to those appliances.

The deadline for returning responses is 5 March 2007. The DH proposes that the reduced reimbursement prices and adjusted payment mechanisms for service provisions take effect from June 2007.

The main proposal in the consultation paper regarding reimbursement pricing is that the price of the lowest priced product in any subcategory in Part IX of the Drug Tariff will be the benchmark price. DH will accept a price range within a product subcategory for which the upper limit is determined by applying a factor of 20% to the lowest price. Products with less than 0.1% of market share within any subcategory will not be used as benchmarks.

The Department of Health estimates that the total financial impact on the market of price reductions will be approximately £27 million per year on a total spend of £200 million.

Regarding remuneration of services, the current remuneration consisting of a general mark-up on the cost of the appliances dispensed will be replaced by alternative arrangements based on the actual number of items or prescriptions handled by the contractor, such as prescription, dispensing and infrastructure fees, fee for cutting stoma appliance flange and fee for specialist stoma nurse visit to patients.

It is not possible to predict exactly the financial effects of the proposed changes and Coloplast will not provide information about the potential effects as long as the consultation process is ongoing. Our expectations for 2006/07 are unchanged, as we have not included any potential effects of the consultations. When we receive further substantial information from the British authorities, we will make an announcement.

Coloplast

As an important player in the English medical device industry Coloplast intend to take part in the consultation process through the relevant industry associations and as an individual company.

Sten Scheibye
President, CEO

This announcement is available in a Danish and an English version. In case of discrepancies the Danish version shall prevail.

For further information: Head of Investor Relations Jørgen Fischer Ravn, phone + 45 3085 1308